

February 23, 2021

Michael L. Sapir
Chief Executive Officer
ProShares Trust II
7501 Wisconsin Avenue
Suite 1000E
Bethesda, MD 20814

   Re: ProShares Trust II
     Registration Statement on Form S-1
     Filed February 16, 2021
     File No. 333-253162

Dear Mr. Sapir:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Eric Envall at (202) 551-3234 with any questions.

      Sincerely,

      Division of Corporation Finance
      Office of Finance